SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

March 5, 2007

Commission File Number 1-10167

WESTPAC BANKING CORPORATION

(Translation of registrant’s name into English)

275 KENT STREET, SYDNEY, NEW SOUTH WALES 2000, AUSTRALIA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F              ☒           Form 40-F              ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to

Rule 12g3-2(b) under the Securities Act of 1934.

Yes         ☐                            No           ☒

If “Yes” is marked, indicate the file number assigned to the registrant in connection with

Rule 12g3-2(b):82-___

Index to Exhibits

Exhibit No.	Description

1	Media Release — Westpac receives approval to open Mumbai Representative office.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WESTPAC BANKING CORPORATION
(Registrant)

Date: March 5, 2007	By:	/s/ Manuela Adl
Manuela Adl
SVP & Chief Operating Officer

Exhibit 1

                 Media release

5 March 2007

Westpac receives approval to open Mumbai Representative office

Westpac today announced that the Reserve Bank of India (RBI) has approved Westpac’s plans to open a representative office in Mumbai.

Westpac’s General Manager, Asia, Yogan Rasanayakam said the new office will enable Westpac to service Australian clients with operations in the fast growing Indian market.

“There are a growing number of Australian and New Zealand corporate and business banking customers who have business interests in India and who need access to trade and commercial finance. Having an on the ground presence in the financial capital of India will make it easier for those customers to access their banking requirements.

“We will also look to support Indian corporates who are wanting to do business in either Australia or New Zealand,” Mr Rasanayakam said.

Westpac has offices in Singapore, Beijing, Hong Kong and Jakarta. It is also seeking approval to open an office in Shanghai.

Westpac expects to open the Mumbai representative office in July this year.

For Further Information

David Lording	Sean Glover
Media Relations	Media Relations
Westpac Banking Corporation	Westpac Institutional Bank
Ph: 02 8253 3510	Ph: 02 8254 8408
Mob: 0419 683 411	Mob: 0413 115 379

www.westpac.com.au